UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Action
P.E. 8-26-02
0-01375

02063019

November 15, 2002

Matthew A. Chambers
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, DC 20037-1420

Act 1934
Section
Rule 14A-8
Public Availability 11/15/2002

Re: Farmer Bros. Co.
Incoming letter dated August 26, 2002

Dear Mr. Chambers:

This is in response to your letter dated August 26, 2002 concerning the shareholder proposal submitted to Farmer Bros. by Mutual Beacon Fund and Mutual Discovery Fund. We also have received a letter from the proponent dated September 26, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
DEC 02 2002
THOMSON FINANCIAL

cc:

David Winters
President, CEO & CIO
Franklin Mutual Advisers, LLC
51 John F. Kennedy Parkway
Short Hills, NJ 07078

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, DC 20037-1420
TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363
WWW.WILMER.COM

399 PARK AVENUE
NEW YORK, NY 10022-4697
TELEPHONE (212) 230-8800
FACSIMILE (212) 230-8888

100 LIGHT STREET
BALTIMORE, MD 21202-1036
TELEPHONE (410) 986-2800
FACSIMILE (410) 986-2828

1600 TYSONS BOULEVARD
10TH FLOOR
TYSONS CORNER, VA 22102-4859
TELEPHONE (703) 251-9700
FACSIMILE (703) 251-9797

4 CARLTON GARDENS
LONDON SW1Y5AA, ENGLAND
TELEPHONE 011 (44) (20) 7872-1000
FACSIMILE 011 (44) (20) 7839-3537

RUE DE LA LOI 15 WETSTRAAT
B-1040 BRUSSELS, BELGIUM
TELEPHONE 011 (32) (2) 285-4900
FACSIMILE 011 (32) (2) 285-4949

FRIEDRICHSTRASSE 95
D-10117 BERLIN, GERMANY
TELEPHONE 011 (49) (30) 2022-6400
FACSIMILE 011 (49) (30) 2022-6500

MATTHEW A. CHAMBERS
(202) 663-6591
MCHAMBERS@WILMER.COM

August 26, 2002

VIA HAND DELIVERY

Paula Dubberly, Esq.
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Farmer Bros. Co.
Shareholder Proposal of Mutual Beacon Fund and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc.

Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ms. Dubberly:

This letter is to inform you that it is the intention of our client, Farmer Bros. Co. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Mutual Beacon Fund and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc., by Franklin Mutual Advisers, LLC proposing that the Company's bylaws be amended to provide that the Company conduct its business as an investment company subject to the Investment Company Act of 1940 (the "ICA"). The Proposal and Supporting Statement are attached hereto as Exhibit 1.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and Supporting Statement from its 2002 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal and Supporting Statement are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the proponents, informing them of the Company's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. The Company intends to begin distribution of its definitive 2002 Proxy Materials on or after November 26, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(3), because the Proposal is impermissibly vague, rendering it false and misleading in violation of the proxy rules;

2. Rule 14a-8(i)(2), because adoption of the Proposal would result in the Company being in violation of the federal securities laws; and

3. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

I. The Proposal may be excluded under Rule 14a-8(i)(3) because it is overly vague in violation of the proxy rules.

Rule 14a-8(i)(3) permits companies to exclude a proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules . . . prohibit[ing] materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[1] The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations."[2] In Jos. Schlitz Brewing Co. (March 21, 1977), the Staff took particular note of the fact that "any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

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[1] Philadelphia Electric Co., SEC No-Action Letter (July 30, 1992); *see also* Bristol-Meyers Squibb Co., SEC No-Action Letter (Feb. 1, 1999).

[2] Hershey Foods Corp., SEC No-Action Letter (Dec. 27, 1988).

The Proposal and Supporting Statement are overly vague and materially misleading for at least four reasons: (i) it is unclear whether the adoption of the Proposal would require the Company to *register* as an investment company or merely conduct its business *as if it were* an investment company; (ii) the Proposal and Supporting Statement assume as fact, yet with no factual support, that the Company meets the definition of "investment company" set out in Section 3 of the ICA; (iii) assuming the Proposal will require the Company to register as an investment company, it is unclear what steps would be necessary and what, exactly, the Company would register as; and (iv) it is unclear whether the Supporting Statement implies a complete corporate reorganization to separate the Company into an operating company and an "investment company."[3] In addition, the Supporting Statement is materially misleading because it implies that the Company's filings are not subject to the regulatory oversight of the SEC and fails to mention *any* of the adverse consequences to registering as an investment company under the ICA.

The Proposal offers a bylaw amendment that, by its terms, does not require the Company to register as an investment company under the ICA. Indeed, the Proposal would adopt a bylaw amendment requiring the Company to "conduct its business as an investment company subject to the Investment Company Act of 1940." It is unclear whether the Proposal would require the Company to register or, rather, merely conduct its business subject to certain rules. Furthermore, while the Supporting Statement at points seems to indicate the Proposal would require registration under the ICA ("Registering as an investment company . . . will provide shareholders with significant benefits . . ."), at other points, it disclaims any intent to "advocate a particular restructuring objective." Second, because only "investment companies" as defined in Section 3 of the ICA are permitted to register under the ICA, the Proposal apparently assumes that the Company is an "investment company" under one or more of the definitions in Section 3; however, by failing to state that assumption expressly or to provide any factual support for that conclusion, the Proposal and Supporting Statement are materially incomplete and misleading. If the Proposal is intended to require compliance with the ICA whether or not the Company is an "investment company," that intention cannot be determined from the Proposal or the Supporting Statement. Third, the Proposal gives no indication as to what action the Company would be required to take if the Proposal were approved by shareholders and what type of "investment company" the Company would be. For example, as the Staff is no doubt aware, the ICA regulates both open-end and closed-end investment companies, and the regulatory implications and requirements differ between the two. Regardless of how one interprets the Proposal (*i.e.*, whether it requires registration or merely compliance), neither management nor the shareholders expected to vote on the Proposal have any way of knowing whether the Company would register

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[3] The Supporting Statement goes on later to state that it is not "intended to advocate a particular restructuring objective." This, in itself, further demonstrates that the Proposal is impermissibly vague, and shareholders would not be able to determine what actions the Company would have to take to comply with the Proposal.

under, or be subject to the parts of, the ICA as an open-end or closed-end fund.

Furthermore, and perhaps most importantly, neither the Proposal nor the Supporting Statement sufficiently discloses the considerations necessary to change the fundamental business of the Company by electing to register as an investment company. While the proponent goes to great lengths to sing the praises of registration under the ICA, there is no hint about, much less a discussion of, the massive restructuring and expense that would necessarily be required to register under the ICA and the enormous impact registration would have on the Company's business and its shareholders.[4]

Because the Proposal uses broad and ambiguous terms and because the Supporting Statement is inconsistent with the language of the proposed bylaw itself, the Company's shareholders are being asked to approve a proposal that provides no guidelines as to what steps the Company is expected to take. Moreover, any resultant action by the Company would have to be made without guidance and, consequently, in possible contravention of the intention of the stockholders who voted in favor of the Proposal. In sum, the Proposal is so vague and indefinite that neither the Company's shareholders nor its management can be certain of what they are being asked to approve or implement, respectively. As such, the Proposal can properly be excluded pursuant to Rule 14a-8(i)(3).

II. The Proposal may be excluded under Rule 14a-8(i)(2) because it would result in the Company violating the federal securities laws.

If the Company were required to register under the ICA, given its current capital structure and assets, it would be in violation of Sections 18, 17, and 23 of the ICA upon registering as an investment company.

Section 18 of the ICA places substantial restriction on an investment company's ability to issue "senior securities." As reflected in the Company's most recent filing on Form 10-Q, the Company has over $14 million in accounts payable: a senior security within the meaning of Section 18 of the ICA. In addition, the Company sponsors an employee stock option plan (an "ESOP") to which it makes loans and engages in other business which would be in violation of the affiliated transaction prohibitions in Section 17 of the ICA. Finally, Section 23 of the ICA provides that a registered closed-end fund[5] is prohibited from selling its common stock below the

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[4] To cite one example, the Supporting Statement makes a passing, and misleading, reference to "potentially more favorable tax treatment" upon registration. The Supporting Statement fails to note that the Company is currently taxed under Subchapter C of the Internal Revenue Code (the "Code"); whereas, most investment companies are taxed under Subchapter M of the Code. Certain provisions of the Code prevent a company from unilaterally switching from Subchapter C treatment to Subchapter M unless certain conditions are met. *See* I.R.C. § 841 (CCH 2002).

[5] As noted above, while the Proposal is vague as to exactly whether the bylaw amendment would require the Company to register, and if so, what type of investment company, we presume the Proposal intends that the Company would register as a closed-end fund.

current net asset value of such stock. The Company currently sells its stock to the ESOP at market values, a value that might well be below the "net asset value" of the Company's stock if the Company's assets were valued in the manner required by Section 2(a)(41).

III. The Proposal involves "ordinary business" decisions of the Company and is, therefore, excludable under Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." As the SEC recently observed, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations.[6] The first consideration relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. Nonetheless, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or seeks to impose specific time-frames or methods for implementing complex policies.

The Staff has acknowledged that proposals regarding certain complex business matters are properly excluded under Rule 14a-8(i)(7). For example, the Staff permitted AMCOL International Corporation to exclude a shareholder proposal that sought to request the company "take all steps appropriate" to list its shares on the New York Stock Exchange.[7] AMCOL argued that "there are multiple variables in determining the appropriate market on which to list the Company's shares" and neither the proponent "nor any other stockholder is in a position to determine the appropriate trading market for the Company's shares." The Staff concurred with AMCOL's analysis and permitted the company to exclude the proposal under former Rule 14a-8(c)(7). Similar reasoning applies even more strongly in this case: a determination of whether to register as an investment company involves a multitude of considerations (none of which are

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[6] *See* Exchange Act Release No. 40018 (May 21, 1998).

[7] AMCOL International Corp., SEC No-Action Letter (Feb. 13, 1997).

addressed in the Proposal or the Supporting Statement), and the shareholders are not in a position to appropriately decide such a complex issue.[8]

The Commission itself has noted that Rule 14a-8(i)(7) is intended to "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business."[9] More recently, the SEC has observed that the "ordinary business" exclusion provides "management with flexibility in directing certain core matters involving the company's business and operations."[10] One can hardly conceive of a proposal that undertakes to effect management's ability to operate a business to a greater degree than the Proposal at issue here. As noted above, the Proposal is properly excluded from the 2002 Proxy Material under Rule 17a-8(i)(3) because a discussion concerning the complexity of registration under the ICA and the multitude of implications this would have on the Company's business is entirely absent from the Supporting Statement, and it is, therefore, materially misleading. For many of the same reasons, the Proposal is also properly excluded under Rule 14a-8(i)(7) because the inherent complexity of the issue is inappropriate for shareholders to consider at an annual meeting.

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[8] In those cases where the Staff has not agreed that a proposal involving an extraordinary corporate action may be excluded, the proposals generally involve the structure of the company rather than a wholesale change in how the company itself is operated. *See* Bergen Brunswig Corp., SEC No-Action Letter (Dec. 6, 2000); NCH Corp., SEC No-Action Letter (Apr. 27, 2000) (refusing no-action relief under rule 14a-8(i)(6)). Ironically, the Proposal specifically disclaims any attempt to offer a change of structure and, instead, offers a change in the way the Company is managed. The practical effect of the Proposal would be to alter the way in which the Company's assets are managed, and a long line of Staff interpretations acknowledges not only that decisions regarding the acquisition, disposition, and application of corporate assets are matters within the conduct of "ordinary business operations," *see* General Motors Corp., SEC No-Action Letter (Mar. 31, 1988); Sears, Roebuck and Co., SEC No-Action Letter (Mar. 10, 1987), but also that investment decisions are likewise within the exclusion, *see* General Dynamics Corp., SEC No-Action Letter (Mar. 23, 2000), C.R.I. Insured Mortgage Ass'n, Inc., SEC No-Action Letter (Mar. 19, 1991).

[9] Exchange Act Release No. 12999 (Nov. 22, 1976).

[10] Exchange Act Release No. 40018 (May 21, 1998).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you before the determination of the Staff's final position. Please do not hesitate to call me at (202) 663-6591 if I can be of further assistance in this matter.

Sincerely,

Matthew A. Chambers / kkb

Matthew A. Chambers

RECEIVED

JUN 26 2002

SECRETARY

Franklin Mutual Series Fund Inc.

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 800/760-1955

June 26, 2002

BY OVERNIGHT EXPRESS DELIVERY
(via fax to 310.787.5200)

David H. Uhley
Secretary
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
ph: 310.787.5200

Dear Mr. Uhley:

We, Mutual Beacon Fund and Mutual Discovery Fund (together, the "Funds"), each a series of Franklin Mutual Series Fund Inc., are the record owners of shares of Farmer Bros. Co. (the "Company") having a market value of more than $2,000, and have been record owners continuously for more than a year. We intend to continue ownership of such shares through the date of the next annual meeting of stockholders. We are submitting the attached proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. We intend to present the proposal at the meeting, personally or through a qualified representative.

Please let us know, at the mailing address shown on this letterhead, if you require any additional information.

Very truly yours,

MUTUAL BEACON FUND
MUTUAL DISCOVERY FUND

By: FRANKLIN MUTUAL ADVISERS, LLC

David Winters

Name: David Winters
Title: President, CEO & CIO
Ph: 973.912.2177

PROPOSAL:COMPLIANCE WITH INVESTMENT COMPANY ACT

It is proposed that the second article of the Company's Amended and Restated Articles of Incorporation be amended to state the following:

SECOND: The purpose of this corporation is to conduct the business of an investment company, subject to the Investment Company Act of 1940, and to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

SUPPORTING STATEMENT

The purpose of this proposal is to require separate and more effective management of what has become two distinct businesses: a food industry operation which has stopped growing, and a securities portfolio which has continued growing. With a steadily increasing amount of shareholder assets simply accumulating over decades in an unused reserve fund -- reaching $282 million or 69.5% of total corporate assets at March 31, 2002 -- Farmer Bros. appears to have become a *de facto* investment company, but without the benefits of being registered as one.

Registering as an investment company and complying with the Investment Company Act of 1940 ("ICA") will provide shareholders with significant benefits for their fund portfolio, including the regulatory oversight of the U.S. Securities and Exchange Commission and potentially more favorable tax treatment. Most importantly, the ICA establishes:

- clearly defined fiduciary responsibilities of independent directors (who are not "interested" as defined by the ICA) for safeguarding shareholder interests;
- independent director responsibility for retaining professionally competent management of the Company's investment assets;
- detailed, thorough reporting of all investments, including performance; and,
- control and disclosure of expenses and relationships associated with the management of investment assets.

Without ICA compliance, as the Company is now conducted, public shareholders do not have sufficient information to know how well or badly their assets are being managed. This is not acceptable.

Compliance with the ICA should also encourage a more focused attention to the Company's coffee processing and food distribution enterprise. Viewing these operations as a separately managed entity with its own strategic direction should enhance the ability of the Company's managers to realize the full potential of those businesses. It will also make these operations more visible and understandable to the Company's public shareholders.

Finally, compliance with the ICA should be expected to encourage management's consideration of strategic alternatives for restructuring the Company's separate operations. This proposal is not intended to advocate a particular restructuring objective, whether distributing cash, buying back stock, acquiring additional businesses, spinning off either the investment fund or business operation, or selling the Company. However, we believe that this proposal, if approved by shareholders, would lead to an independent board giving rigorous consideration of all relevant alternatives for enhancing shareholder value.

RECEIVED

JUN 27 2002

SECRETARY

Franklin Mutual Series Fund Inc.

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 800/760-1955

June 27, 2002

BY OVERNIGHT EXPRESS DELIVERY
(via fax to 310.320.2436)

David H. Uhley
Secretary
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
ph: 310.787.5200

Dear Mr. Uhley:

Please be advised that we, Mutual Beacon Fund and Mutual Discovery Fund (together, the "Funds"), each a series of Franklin Mutual Series Fund Inc., wish to modify the proposal submitted yesterday for inclusion in the Company's proxy statement for the next meeting of stockholders. The revised proposal and the accompanying supporting statement are attached.

Please let us know, at the mailing address shown on this letterhead, if you have any questions about this change or require any additional information.

Very truly yours,

MUTUAL BEACON FUND
MUTUAL DISCOVERY FUND

By: FRANKLIN MUTUAL ADVISERS, LLC

David Winters

Name: David Winters
Title: President, CEO & CIO
Ph: 973.912.2177

PROPOSAL: INVESTMENT COMPANY CONTROLS AND DISCLOSURES

It is proposed that the Company's Bylaws be amended by adding a new section to Article VIII – General Corporate Matters, to state the following:

Section 10: The corporation shall conduct its business as an investment company subject to the Investment Company Act of 1940.

SUPPORTING STATEMENT

The purpose of this proposal is to require separate and more effective management of what has become two distinct businesses: a food industry operation which has stopped growing, and a securities portfolio which has continued growing. With a steadily increasing amount of shareholder assets simply accumulating over decades in an unused reserve fund -- reaching $282 million or 69.5% of total corporate assets at March 31, 2002 – Farmer Bros. appears to have become a *de facto* investment company, but without the benefits of being registered as one.

Registering as an investment company and complying with the Investment Company Act of 1940 ("ICA") will provide shareholders with significant benefits for their fund portfolio, including the regulatory oversight of the U.S. Securities and Exchange Commission and potentially more favorable tax treatment. Most importantly, the ICA establishes:

- clearly defined fiduciary responsibilities of independent directors (who are not "interested" as defined by the ICA) for safeguarding shareholder interests;
- independent director responsibility for retaining professionally competent management of the Company's investment assets;
- detailed, thorough reporting of all investments, including performance; and,
- control and disclosure of expenses and relationships associated with the management of investment assets.

Without ICA compliance, as the Company is now conducted, public shareholders do not have sufficient information to know how well or badly their assets are being managed. This is not acceptable.

Compliance with the ICA should also encourage a more focused attention to the Company's coffee processing and food distribution enterprise. Viewing these operations as a separately managed entity with its own strategic direction should enhance the ability of the Company's managers to realize the full potential of those businesses. It will also make these operations more visible and understandable to the Company's public shareholders.

Finally, compliance with the ICA should be expected to encourage management's consideration of strategic alternatives for restructuring the Company's separate operations. This proposal is not intended to advocate a particular restructuring objective, whether distributing cash, buying back stock, acquiring additional businesses, spinning off either the investment fund or business operation, or selling the Company. However, we believe that this proposal, if approved by shareholders, would lead to an independent board giving rigorous consideration of all relevant alternatives for enhancing shareholder value.

Franklin Mutual Series Fund Inc.

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 800/760-1955

September 26, 2002

Keir D. Gumbs, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.

- Shareholder proposal for investment company controls and disclosures
- August 26, 2002 letter addressing Rule 14a-8

Dear Mr. Gumbs:

In response to the August 26, 2002 letter from Wilmer Cutler & Pickering on behalf of Farmer Bros. Co. (the "Company"), we, Mutual Beacon Fund and Mutual Discovery Fund (together, the "Funds"), each a series of Franklin Mutual Series Fund Inc., do not believe that the Company's stated intention to exclude our proposal for investment company controls and disclosures ("Proposal") is consistent with either Rule 14a-8 or the interests of shareholders.

We also note that the Company's August 26th letter raises concerns which we addressed in a September 19, 2002 letter to the chairman of the Company's board of directors, a copy of which is enclosed for your reference. We have received no response to that letter, and must therefore assume that the Company will not resolve those concerns by seeking the Staff's concurrence with its position.

Under these circumstances, we think it is particularly important that shareholders not be deprived of their suffrage rights to require their Company's reporting of relevant information and compliance with laws. We disagree with the Company's arguments to justify excluding our Proposal, and in fact consider those arguments as additional evidence of the need to present our Proposal to shareholders.

The Company's first argument, that our Proposal may be excluded under Rule 14a-8(i)(3) because it is overly vague, suggests that the Company's board of directors is unable to engage expert advisers and/or is incapable of exercising business judgment. We hope this is not the case. But if it is, the solution is not to refrain from demanding that board members perform their duties. In formulating our Proposal, we had assumed that more detailed provisions would deprive the board of appropriate discretion over ordinary business matters. However, if the Staff believes shareholders would be better served by providing more specific instructions as the Company suggests in this part of their argument, we would be pleased to revise our Proposal accordingly.

The Company next argues that our Proposal may be excluded under Rule 14a-8(i)(2) because it would result in the Company violating securities laws, suggesting that the act of registering would itself cause the Company to be in violation of laws applicable to investment companies. We assume that the Company could not register unless it was an investment company, and that if it was an investment company the laws would apply to it whether it was registered or not. This argument certainly does not present any reason why a shareholder vote would create any new violations. The intent of our Proposal, in fact, is to terminate or prevent violations of laws applicable to investment companies.

The Company's final argument is that our Proposal may be excluded under Rule 14a-8(i)(7) because it involves "ordinary business" decisions, seemingly contradicting their first argument that our Proposal should provide more detailed instructions. We do not believe that a resolution to provide shareholders with the financial reporting and other benefits of the Investment Company Act of 1940 constitutes "ordinary business." But, even if the Staff does consider it to be "ordinary business," we do not believe that shareholders should be prevented from voting on the Proposal for that reason.

Regarding those issues of state law raised by the Company, we note that the Company has not provided any California legal opinions in support of their interpretations. We therefore assume that there is no need for us to address those interpretations.

Please let us know what additional information you may find useful. It is our objective to present a Proposal that will provide shareholders with an opportunity to exercise their rights, and we would appreciate your advice on how best to achieve that objective.

Very truly yours,

MUTUAL BEACON FUND
MUTUAL DISCOVERY FUND

By: FRANKLIN MUTUAL ADVISERS, LLC

Name: Bradley Takahashi
Title: Vice President
Ph: 973.912.2152

Enclosure

cc: Matthew Chambers

Franklin Mutual Series Fund Inc.

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 800/760-1955

September 19, 2002

By fax to 310.320.2436

Mr. Roy F. Farmer
Chairman
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Dear Mr. Farmer:

We have not yet received a response from Farmer Bros. Co. ("the "Company") to our August 16, 2002 letter addressed to your Treasurer, Mr. Simmons. In that letter, we asked when you would be prepared to make records available for our inspection as required by our July 26, 2002 demand pursuant to Section 1601 of the California Corporations Code, or, alternatively, whether you would provide all investors with a public report of the information we sought.

We have, however, received a copy of the August 26, 2002 letter from Matthew Chambers of Wilmer Cutler & Pickering written to the staff of the Securities and Exchange Commission ("SEC") on behalf of Farmer Bros., stating that you intend to exclude our shareholder proposal from the Company's proxy statement for shareholder voting at the annual meeting. Although we intend to submit to the SEC a reply to your objections, some of the arguments raised by Mr. Chambers disturbed us sufficiently to warrant our contacting you prior to doing so.

Mr. Chambers stated in his letter to the SEC that Farmer Bros. would be in violation of securities laws if it registered under the Investment Company Act of 1940 ("ICA"), citing examples which included specified Company transactions with the affiliated employee stock option plan. Left unsaid by Mr. Chambers is the fact that, if Farmer Bros. currently meets the ICA definition of an investment company and has no basis for exemption from the applicable regulations, it would be in violation of the ICA regardless of whether our shareholder proposal is included in Farmer Bros.' proxy or whether it is ever approved or not by shareholders.

As shareholders, we are extremely concerned about whether or not Farmer Bros. is in compliance with the ICA. Two major reasons underlie our concern: (1) the potential liabilities to the Company arising from any violations of the ICA, and (2) the failure of shareholders to receive the protections intended by the ICA. We assume that you, as a fellow shareholder and also as a director with fiduciary responsibilities to your other shareholders, would share our concern as to whether the Company is in compliance with the ICA.

You have known at least since April that Farmer Bros. appears to meet the ICA definition of an investment company and was consequently at risk of being in violation of the ICA. The fact that the Company has not stated publicly since that date that it is NOT an investment company implies either of two things. Either you never checked to see whether in fact Farmer Bros. met the statutory definition or you did and have determined not to announce your findings.

As to the first possibility, it is inconceivable to us that, in light of your fiduciary duties as a director, you and the board wouldn't have immediately made the necessary inquiry to determine whether the Company was an investment company as defined in the ICA. However, it is almost as inconceivable to us that you would have investigated the matter and then deliberately chosen not to disclose your findings to your shareholders. We fail to see any justification for the Company's silence given your fiduciary duties as a director, as well as your disclosure obligations as an officer and director of a public company.

Against this background, we now are in receipt of Mr. Chambers' statement that the Company would be in violation of the ICA if it registered as an investment company. Although his statement alone is not explicit enough to warrant any conclusions as to whether the Company is an investment company as defined in the ICA, we see a possible opportunity to eliminate needless back and forth regarding our proposal. We believe it would expedite the task of the SEC staff to resolve the appropriateness of our shareholder proposal if Mr. Chambers would expand upon his statement and simply tell the SEC whether the Company is an investment company under the ICA.

We therefore urge you to resolve this matter by informing the SEC (1) whether you believe the Company is, or is not, an investment company as defined by the ICA, and (2) if it is an investment company, of any basis you may have identified for exempting Farmer Bros. from ICA registration requirements, with a request for Staff concurrence with your position in the form of a "no-action" letter.

In order for us to timely submit a reply to the SEC staff, please let us know by the close of business on September 24, 2002 whether you intend to comply with this request. Please also let us know at that time when you intend to respond to our earlier July 26th request for records. We will then provide the SEC with whatever reply is appropriate by September 26, 2002, and will encourage the Staff to defer its attention to your attorney's arguments regarding our proposal until that time.

Very truly yours,

MUTUAL BEACON FUND
MUTUAL DISCOVERY FUND

By: FRANKLIN MUTUAL ADVISERS, LLC

David J. Winters

Name: David Winters
Title: President, CEO & CIO
Ph: 973.912.2177

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Farmer Bros. Co.
Incoming letter dated August 26, 2002

The proposal would amend Farmer Bros.' bylaws to require that it conduct its business as an investment company subject to the Investment Company Act of 1940.

We are unable to concur in your view that Farmer Bros. may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Farmer Bros. may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Farmer Bros. may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Farmer Bros. may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Farmer Bros. may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Farmer Bros. may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel